Exhibit 99.2

ASML 2009 First Quarter Results In a very difficult quarter ASML generates cash and prepares for pick-up of technology purchases April 15, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Market ASML fundamentals intact Business summary Outlook and summary

Market

Market trends Semiconductor equipment demand collapsed in Q1 as customers adjusted production capacity and semiconductor inventory Memory Capacity utilization at NAND increased as of February, driven by recovering demand while DRAM utilization falls Spot and contract prices improve for NAND and DRAM Activity triggered amongst DRAM players due to Taiwanese consolidation initiatives (formation TMC) NAND prepares 35 nm ramp while DRAM continues conversion to 55 nm Foundry Capacity utilization is recovering after sharp inventory reductions, in addition 45 nm capacity ramp begins

ASML fundamentals intact

Cash flow positively impacted by working capital reduction and cost structure improvements Working capital reduced by more than € 300 million (excl cash & cash equivalents) Account receivables down by € 172 million Current tax assets decreased by € 88 million Inventories reduced by € 62 million Net cash from operations € 82 million

Balance sheet position secured Cash position € 1.2 billion within company target of € 1.0 - 1.5 billion Standby facility € 500 million available until 2012 € 600 million bond due not until 2017 Secured additional credit facility of € 200 million with the European Investment Bank To support EUV development and infrastructure Facility currently undrawn, can be drawn within the next 18 months Repayment in annual installments starting 4 years after drawdown with final repayment after 7 years Attractive pricing and other terms and conditions

Committed to R&D New product introduction on track Successful cost cutting in R&D through efficiency improvements Continued investment in strategically important development programs to ensure timely introduction of next node production capability Proved EUV imaging with the first full field 28 nm dense lines Introduced new suite of lithography-aware design and manufacturing tools supported by our subsidiary Brion TWINSCAN NXT on track to ship mid 2009

Lithography-aware design and manufacturing tools supported by our subsidiary Brion Source Mask Optimization Tachyon SMO, a new source mask optimization tool

EUV pre-production systems ready in 2010 First full field 28 nm dense lines imaged

Downturn strategy unchanged Keep strategic R&D programs intact and in line with customer roadmaps with focus on high level of product differentiation Maintain a level of production capacity which allows us to meet changing customer needs without lengthy lead times Manage for positive cash generation at low quarterly revenue levels Drive improvement in long term cost structure during current slow business environment

Business summary

Q1 results Net sales of € 184 million, 11 systems shipped valued at € 101 million, service revenue at € 83 million Average selling price for new systems shipped is € 13.8 million Gross Margin of 6.7% due to extraordinarily low sales levels Shipped only 1 immersion system Booked net 8 systems, valued at € 207 million Backlog increased to € 853 million, 38 systems including 25 immersion tools New customer in Singapore

2003 2004 2005 2006* 2007* 2008 2009 Q1 318 453 685 629 949 919 184 Q2 329 616 763 942 930 844 Q3 370 611 533 958 934 697 Q4 526 785 548 1053 955 494 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 * 2006 and 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. 2,954

Net system sales breakdown in value: Q1 2009 Memory Foundry IDM R&D East 45 55 West North End-use Memory 45% IDM 55% Numbers have been rounded for readers' convenience Technology KrF ArF dry ArF immersion I line East 3 60 29 8 West North KrF 3% i-Line 8% ArF immersion 29% ArF dry 60% ROW U.S.A Europe Taiwan Korea China Japan ROW Stp 74 9 2 15 West North USA 74% Europe 9% ArF immersion ArF dry KrF i-Line Q1 1 4 2 4 Sales in Units Region Singapore 15% China 2%

Numbers have been rounded for readers' convenience. Consolidated statement of operations M€

Key financial trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience.

Cash flow M€ Numbers have been rounded for readers' convenience.

Balance sheet as of March 29, 2009 M€ Numbers have been rounded for readers' convenience.

36% of backlog or € 309 million system sales carry Q2 + Q3 '09 shipment dates Booked 8 new tools at € 224 million, 4 used at € 39 million and debooked 4 new tools at € 56 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of March 29, 2009

Backlog: value and litho units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 Backlog units

Taiwan Europe Singapore Korea USA Japan China 9 5 9 8 26 27 16 memory IDM Foundry 61 27 12 0 0 0 immersion KrF 1-line ArF dry 86 6 1 7 Backlog lithography in value per Mar 29, 2009 Total value M€ 853 Technology i-Line 1% ArF immersion 86% KrF 6% ArF dry 7% Region USA 26% Taiwan 9% Korea 8% Europe 5% Japan 27% End-use Memory 61% IDM 27% Foundry 12% Numbers have been rounded for readers' convenience China 16% Singapore 9%

Outlook and summary

Q2 2009 outlook ASML expects net sales between € 210 - 230 million Gross margin expected at about 9% reflecting very low coverage of fixed costs R&D is expected at € 118 million net of credit SG&A is expected at € 41 million Recent immersion orders and current quote activity give us comfort in a booking level in Q2 that in addition to existing backlog could support revenues between € 400 and € 500 million per quarter within H2 '09

Summary First signs of technology purchases pick-up from current very low run rate are now visible These technology purchases could translate into ASML revenue levels in support of technology transitions between € 400 and € 500 million per quarter within H2 '09 ASML plans for "cash from operations and investments" to be neutral in H1 2009 ASML continues to manage the company for cash generation and long term cost structure optimization, while keeping our current aggressive technology development roadmap

Outlook Although we will continue to be affected by the global economic recession and very limited capacity demand, we are seeing signs of a pick-up in technology purchases from the current low run rate. We estimate a normalized pattern of technology transitions to yield between € 400 million and € 500 million quarterly sales for ASML and, in view of the current technology transition activities by our customers, we expect to reach this level some time during the 2009 second half. These investments, mainly in immersion technology, are driven by the ramp of the NAND Flash 35 nm node, the DRAM 55 nm node, and the Logic 45 nm node. A firming up of Foundry capacity utilization and the progress of the Taiwanese DRAM consolidation initiative are certainly enabling the current level of activity. Yet we remain cautious as to the short-term and mid-term market developments and continue managing the company for cash generation, and long term cost structure optimization, while keeping our current aggressive technology development roadmap. ASML expects Q2 2009 net sales between € 210 million and € 230 million, and gross margin in Q2 2009 of about 9 percent. R&D expenditures are expected to be at € 118 million net of credits and SG&A costs are expected at € 41 million. We plan for cash from operations to be neutral in the first half of 2009.